P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

20 January 2003

Securities & Exchange Commission
Division of Corporate Finance Room 3094 Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

P&O Ports Acquisition – Vancouver

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman.

pp Sandra Scott
Deputy Company Secretary

enc

dlw 1/30

P&O

News Release

20 January 2003

P&O PORTS ENTERS "WEST COAST" MARKET

P&O Ports is pleased to announce it has signed an agreement to acquire two businesses from BCR Marine in Canada for C$105 million (£42.5 million). The assets concerned are the CASCO container terminal (Centerm) in Vancouver and Canadian Stevedoring, which offers cargo handling services in ports throughout British Columbia. It is P&O Ports' first venture into the Canadian market and its first acquisition on the West Coast of North America. Completion of the transaction is anticipated in the first quarter of 2003.

Vancouver is one of the fastest growing container ports on the West Coast of North America and has established a strong competitive position. It benefits from good intermodal links into both Canada and the US. Historic volume growth rates have exceeded 10% per annum since 1991 and in 2002, the annual growth rate was 27%.

CASCO is one of three container terminals in Vancouver and in 2002 handled over 280,000 teu. Capacity at the terminal is 300,000 teu which can be expanded to 600,000 teu in the medium term. The current lease with the Vancouver Port Authority expires in 2029.

Canadian Stevedoring is the largest stevedoring organisation on the West Coast of Canada, operating at 16 ports. It has a diverse range of customers for whom it handles general cargo and specialised commodities including grain, forest products, cars, steel and project cargo.

Commenting on the acquisition, Robert Woods, Executive Chairman of P&O Ports said: "P&O Ports are pleased to have achieved an entry into the important West Coast

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

market. This privatisation is an important expansion of our network and we look forward to working with the Vancouver Port Authority as the port continues to grow."

Further information: Peter Smith, Director Communications and Strategy
Tel: +44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

Notes to Editors:

1. P&O Ports is a leading global port operator. With 24 container terminals and logistics operations in 84 ports it has a presence in 17 countries. In North America, P&O Ports has container terminal operations in New York, Miami, Baltimore, New Orleans, Philadelphia and Portland. In 2001, P&O Ports' worldwide throughput was 9.8 million teu of which the North American container terminals contributed approximately 1.5 million teu. P&O Ports has bulk and general cargo facilities in a number of sites around the world, including the USA, and in 2001 handled approximately 40 million tonnes of bulk and general cargo.

2. BCR Marine is the ports operating subsidiary of BC Railway Company, a Crown Corporation wholly owned by the Province of British Columbia, Canada.

3. In 2001 CASCO and Canadian Stevedoring reported revenues of approximately C$78 million (£31.6 million).

4. teu = twenty foot equivalent unit. This is the standard size of a container and is a common measure of capacity in the container business.

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